UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             Dated as of May 7, 2003



                               NETIA HOLDINGS S.A.
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)



                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND
--------------------------------------------------------------------------------
                    (Address of principal executive office)





[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                          Form 20-F |X|     Form 40-F |_|



[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.]  Yes |_|    No |X|

                                EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated April 24, 2003.

2. Press Release, dated April 25, 2003.

3. Press Release, dated April 28, 2003.

4. Press Release, dated April 28, 2003.

5. Press Release, dated April 29, 2003.

6. Press Release, dated April 30, 2003.

7. Press Release, dated May 6, 2003.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

                                                                       netia

FOR IMMEDIATE RELEASE
---------------------

                                        Contact:    Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    212-889-4350

CHANGES TO NETIA'S POLISH PROSPECTUS
------------------------------------

WARSAW, Poland - April 24, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that pursuant to a decision dated April 22, 2003, the Polish Securities and Exchange Commission granted its consent to introduce the following amendments to Netia's Polish Prospectus, dated April 17, 2002, prepared under Polish law in connection with the issuance of warrants and series J shares and series K shares and made available in Poland on December 2, 2002 (the "Prospectus"):

In Chapter I of the Prospectus the following new section 3.3.11 shall be added:

3.3.11     Restrictions of Rights of U.S. Persons

"The Series I and II Notes and Subscription Warrants offer constitutes a public offer for the purposes of the United States law and is not subject to any general registration exemptions under the United States law. In order to benefit from registration exemptions in the United States, certain rights attached to the Subscription Warrants shall be restricted. In particular, U.S. Persons holding Subscription Warrants shall not, save for limited exceptions under the Securities Act, be able to exercise the right to subscribe for Series J Shares resulting from the Subscription Warrants and will not be able to transfer the rights attaching to Subscription Warrants unless in offshore transactions which comply with the Regulation S under the Securities Act or transactions made pursuant to registration exemptions under Rule 144 and 144A under the Securities Act or any other exemptions under the Securities Act (see the discussion in section 23.2.1 of Chapter III). Those restrictions shall no longer apply if the Series J Shares and the Subscription Warrants are registered with the SEC. As of March 28, 2003, the Company is not able to state if the Series J Shares and Subscription Warrants are going to be registered. Consequently, there is a possibility that the rights of U.S. Persons will be permanently restricted."

In Chapter III of the Prospectus the following sections shall have a new wording as provided below:

23.2.1     General Information on Subscription Warrants

"Each Series I and Series II Note confers the right to subscribe for two Series J Shares:

- one Share within two years from the Series I and Series II Notes issue date,

- the other Share within three years from the Series I and Series II Notes issue date.

The right to subscribe for one Series J Share which is related to the Series I and Series II Notes and is to be subsequently separated from them constitutes Subscription Warrants, and:

- a warrant which confers the right to subscribe for the Series J Shares within two years from the Series I and Series II Notes issue date shall be a Two-Year Subscription Warrant.

- a warrant which confers the right to subscribe for the Series J Shares within three years from the Series I and Series II Notes issue date shall be a Three-Year Subscription Warrant. One Subscription Warrant confers the right to subscribe for one Series J Share.

The persons entitled to acquire the Subscription Warrants Separated from Series I and Series II Notes are the Entitled Shareholders, i.e. those shareholders who hold the company's shares on the date immediately preceding the date of the opening of the subscription for the Series H Shares. The entitled persons shall acquire the subscription Warrants Separated from the Series I and Series II Notes free of charge, on the terms described in this Chapter.

The Subscription Warrants, as transferable property rights attached to securities, are securities within the meaning of Art. 3 section 2 of the Law on Public Trading in Securities.

No collateral has been established on the Subscription Warrants. Neither do they incorporate any preferences or obligations to perform additional services.

As at the Prospectus date, no contractual limitations exist with respect to the transfer of rights attached to the Subscription Warrants.

Until the Series J Shares and the Subscription Warrants are registered with the SEC (if at all), the U.S. Persons who hold the Subscription Warrants will not be entitled to:

- exercise the right to subscribe for Series J Shares resulting from each Subscription Warrant, except for the cases when the exercise of such rights by certain U.S. Persons is admissible under the Securities Act or other laws of the United States of America;

- offer, sell, encumber, transfer for security or otherwise assign the rights to the Subscription Warrants, unless: (a) in an offshore transaction which complies with Regulation S under the Securities Act; (b) pursuant to an exemption from registration under Rule 144 or 144A under the Securities Act; or (c) pursuant to another exemption from registration under the Securities Act

The Management Board shall notify if Netia registers Series J Shares and the Subscription Warrants with the SEC within 2 days of such registration."

23.2.2.1 Persons Entitled to the Right to Obtain the Subscription Warrants Attached to Series I Notes

"The persons entitled to acquire the Subscription Warrants Separated from Series I Notes shall be the Entitled Shareholders, i.e. those Netia shareholders who held the Shares recorded in their securities accounts or, in such Entitled Shareholders' name, in the register of the Issue Sponsor, at the end of the day immediately preceding the opening of the subscription for Series H Shares.
The Subscription Warrants attached to Series I Notes shall be acquired by the Entitled Shareholders upon the crediting of the Subscription Warrants to such Entitled Shareholders' securities accounts or, in their name, to the Issue Sponsor's register, as stipulated in the Prospectus.

The legal basis for transferring the Subscription Warrants in secondary trading to the Entitled Shareholders shall be the permit issued under Art. 93 of the Law on the Public Trading in Securities (see section 23.2.2.3 of this Chapter).

In the event the securities account in which the Shares were recorded on the date on which the right to obtain the Subscription Warrants attached to Series I Notes was determined has been closed, the Subscription Warrants shall be recorded in such person's name in the Issue Sponsor's account.

The entitled persons should note that their right to transfer the Subscription Warrants and exercise the right to subscribe for the Series J Shares attached thereto may be restricted between the date of receiving the Subscription Warrants and the date of registering them with the SEC (if at all). For a detailed description of the limitations, see section 23.2.1 above."

23.2.2.8     Persons Entitled to Submit Applications

"The persons entitled to submit Applications shall be the Entitled Shareholders, i.e. those Netia shareholders who held the Shares recorded in their securities accounts or, in such Entitled Shareholders' name, in the register of the Issue Sponsor, at the end of the day immediately preceding the opening of the subscription for Series H shares. The Subscription Warrants Separated from Series II Notes shall be acquired by the Entitled Shareholders upon the crediting of the Subscription Warrants to such Entitled Shareholders' respective securities accounts or, in their name, to the Issue Sponsor's register, based on such Entitled Shareholders' respective Applications and under the Prospectus and the terms and conditions of the Application stipulated in the Prospectus.

The Subscription Warrants which are transferred following the filing of the Application shall be subject to the restrictions stipulated in section 23.2.1 above related to transferring such Subscription Warrants and exercising the right to subscribe for Series J Shares attached thereto."

23.2.3       Exercise of Rights Attached to the Subscription Warrants

"Subscription Warrants entitle their holders to subscribe for Series J Shares at any time within:

- two years from the issue of Series I and Series II Notes - in the case of Two-Year Subscription Warrants,

- three years from the issue of Series I and Series II Notes - in the case of Three-Year Subscription Warrants, at a fixed price, in accordance with the rules for distribution of Series J Shares.

Subscription orders for Series J Shares, constituting the exercise of rights conferred by Subscription Warrants, shall be accepted by the brokerage houses maintaining the securities accounts in which the Subscription Warrants are held, or based on a deposit certificate issued by an entity other than a brokerage house which maintains the securities account. Brokerage houses shall submit the received and accepted orders to the Polish NDS, which shall, on the Issuer's behalf, deliver an appropriate number of Series J Shares by crediting such Series J Shares to the entitled person's securities account in the NDS and simultaneously cancel the same number of the relevant Subscription Warrants in such person's account.

The holders of Subscription Warrants attached to the Series I and II Notes shall be persons entitled to subscribe for the Series J Shares.

Detailed rules governing subscription for the Series J Shares have been set out in Section 24.3 of this Chapter.

Until the Series J Shares and the Subscription Warrants are registered with the SEC (if at all), the U.S. Persons who hold the Subscription Warrants will not be entitled to:

- exercise the right to subscribe for Series J Shares resulting from each Subscription Warrant, except for the cases when the exercise of such rights by certain U.S. Persons is admissible under the Securities Act or other laws of the United States of America;

- offer, sell, encumber, transfer for security or otherwise assign the rights to the Subscription Warrants, unless: (a) in an offshore transaction which complies with Regulation S under the Securities Act; (b) pursuant to an exemption from registration under Rule 144 or 144A under the Securities Act; or (c) pursuant to another exemption from registration under the Securities Act.

The Management Board shall notify if Netia registers Series J Shares and the Subscription Warrants with the SEC within 2 days of such registration."

24.3.1       Persons Entitled to Acquire Series J Shares

"The persons entitled to subscribe for Series J Shares shall be the persons who hold the Subscription Warrants attached to Series I and Series II Notes recorded in their securities accounts or, in such their name, in the register of the Issue Sponsor.

Until the Series J Shares and the Subscription Warrants are registered with the SEC (if at all), the U.S. Persons who hold the Subscription Warrants will not be entitled to:

- exercise the right to subscribe for Series J Shares resulting from each Subscription Warrant, except for the cases when the exercise of such rights by certain U.S. Persons is admissible under the Securities Act or other laws of the United States of America;

- offer, sell, encumber, transfer for security or otherwise assign the rights to the Subscription Warrants, unless: (a) in an offshore transaction which complies with Regulation S under the Securities Act; (b) pursuant to an exemption from registration under Rule 144 or 144A under the Securities Act; or (c) pursuant to another exemption from registration under the Securities Act.

The Management Board shall notify if Netia registers Series J Shares and the Subscription Warrants with the SEC within 2 days of such registration."

In Chapter IX the following definition shall be added to Schedule No. 6 Definitions and Abbreviations:

"U.S. Person" means (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate of which any executor or administrator is a U.S. person, (iv) any trust of which any trustee is a U.S. person, (v) any agency or branch of a foreign entity located in the United States, (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person,
(vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States, and (viii) any partnership or corporation if (A) organized or incorporated under the laws of any foreign jurisdiction and (B) formed by a U.S. person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) of the U.S. Securities Act) who are not natural persons, estates or trusts."

Netia also stated that on April 14, 2003, the Company made publicly available an Exhibit to the Prospectus which contains: (i) consolidated and stand-alone annual reports for the year ended December 31, 2002 prepared in accordance with Polish Accounting Standards; (ii) the extended consolidated fourth quarter 2002 report prepared in accordance with Polish Accounting Standards; (iii) the consolidated financial statements for the year ended December 31, 2002 prepared in accordance with International Accounting Standards and previously submitted with the U.S. Securities and Exchange Commission; and (iv) all information publicly disclosed between December 2, 2002 and April 10, 2003 in accordance with the requirements of the Polish Law on Public Trading in Securities dated August 21, 1997 (as amended and restated).


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, and its Current Report on Form 6-K filed with the Commission on April 8, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

FOR IMMEDIATE RELEASE
---------------------


                                         Contact:   Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44-(0)20-793 6-0400
                                                    -or-
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    212-889-4350


NETIA ENGAGES IN TRANSACTION WITH AN AFFILIATE
----------------------------------------------

WARSAW, Poland - April 25, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services, announced today that in connection with the contemplated internal consolidation of the Netia group companies and pursuant to the option agreement dated December 17, 1996, on April 24, 2003, Netia bought from Mr. Andrzej Radziminski, member of its Supervisory Board, 21 shares, PLN 50 par value per share of Telko Sp. z o.o. ("Telko") with its seat in Warsaw, constituting 26.25% of Telko's share capital and representing 13.29% of the voting power at Telko's general meeting of shareholders. Total consideration paid was PLN 1,050. Netia financed the transaction from its own capital.

Following consummation of this acquisition, Netia will own 60 shares of Telko constituting 75% of Telko's share capital representing 87.34% of Telko's voting power. Telko does not conduct any telecommunications services.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the

Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003 and its Current Report on Form 6-K filed with the Commission on April 24, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:   Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44-(0)20-793 6-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     212-889-4350


NETIA ANNOUNCES SUBSCRIPTION DATES FOR SERIES I, II AND III NOTES
-----------------------------------------------------------------

WARSAW, Poland - April 28, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that on April 25, 2003 pursuant to Resolution no. 2 of the Extraordinary Shareholders' Meeting, dated April 4, 2002, Netia's Management Board and Supervisory Board adopted resolutions regarding approval of the detailed terms of issuance of its series I, II and III notes (the "Notes") offered pursuant to Netia's Prospectus, dated April 17, 2002, prepared under Polish law and made available in Poland on December 2, 2002 (the "Prospectus").

The subscription for the Notes will commence on April 29, 2003 at 8:00 a.m. CET and close on April 29, 2003 at 6:00 p.m. CET or immediately after subscription by all eligible parties.

Series I and II notes will be subscribed for by Netia Holding Incentive Share Company and will be issued with detachable subscription warrants that will be subsequently transferred to Netia shareholders of record as of December 22, 2002. The series III notes are issued in connection with the Netia incentive stock option plan adopted by Netia's Supervisory Board on June 28, 2002, as subsequently amended. The series III notes will be subscribed for by a servicing underwriter.

The Notes are being issued in order to facilitate the issuance of the subscription warrants and implementation of the stock option plan and will not give rise to substantial long- or medium-term debt of Netia.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the

Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003 and its Current Report on Form 6-K filed with the Commission on April 24, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

FOR IMMEDIATE RELEASE
---------------------

                                        Contact:   Anna Kuchnio (IR)
                                                   +48-22-330-2061
                                                   Jolanta Ciesielska (Media)
                                                   +48-22-330-2407
                                                   Netia
                                                   - or -
                                                   Mark Walter
                                                   Taylor Rafferty, London
                                                   +44-(0)20-7936-0400
                                                   - or -
                                                   Abbas Qasim
                                                   Taylor Rafferty, New York
                                                   212-889-4350


NETIA SIGNS SERVICE UNDERWRITING AGREEMENT WITH CDM PEKAO S.A.
--------------------------------------------------------------

WARSAW, Poland - April 28, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services, announced today that on April 28, 2003 Netia entered into a service underwriting agreement (the "Agreement") with CDM Pekao S.A. ("CDM"). Pursuant to the Agreement, CDM, acting as a servicing underwriter, shall subscribe for 18,373,785 series III notes with pre-emptive rights to subscribe for Netia's series K shares (the "Notes"). The Agreement has been entered into in order to implement Netia's stock option plan adopted by the Supervisory Board on June 28, 2002, as amended (the "Stock Option Plan"). The Notes shall be subscribed for by CDM for a price equal to the nominal value of PLN 0.01 per Note, in total, PLN 183,737.65. Pursuant to the Agreement, option holders who are entitled to subscribe for the series K shares under the Stock Option Plan (the "Option Holders") shall subscribe for the Notes for their nominal value through CDM, as the servicing underwriter. In order to secure Netia's obligation to purchase from CDM the Notes which have not been subscribed for by the Option Holders, Netia shall make a deposit of PLN 183,373.85 with CDM. The Agreement is subject to the condition precedent that Netia's management board allocate the Notes to CDM and Netia pays the security deposit. The Agreement will be in effect until the Option Holders subscribe for all the Notes, but in any case, not later than until December 31, 2007. For the services rendered by CDM, Netia will pay a quarterly fee of PLN 20,000. The Agreement may be terminated by either party upon three months notice effective at the end of the next quarter.

The Notes are being issued in order to facilitate the implementation of the stock option plan and will not give rise to substantial long- or medium-term debt of Netia.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the

Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003 and its Current Report on Form 6-K filed with the Commission on April 24, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

FOR IMMEDIATE RELEASE
---------------------

                                        Contact:    Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    212-889-4350


NETIA CLOSES THE SUBSCRIPTION AND ALLOCATES SERIES I, II AND III NOTES
----------------------------------------------------------------------

WARSAW, Poland - April 29, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services, announced today the following information connected with the completion of the subscription for series I, II and III bearer notes with a price of PLN 0.01. The notes entitle their holders to subscribe for series J shares (in the case of series I and II notes) and series K shares (in the case of series III notes) (hereinafter the "Notes") and are issued by Netia under the prospectus dated April 17, 2002, prepared in accordance with Polish law and published on December 2, 2002, as amended on April 24, 2003 (hereinafter the "Prospectus"):

     1. The Subscription for the Notes began and was completed on April 29, 2003. The Notes were allocated on April 29, 2003.

     2. The subscription offer encompassed 50,798,111 Notes, out of which 31,419,172 were series I notes, 1,005,154 were series II notes and 18,373,785 were series III notes.

     3.   Subscription orders were placed for 50,798,111 Notes.

     4.   50,798,111 Notes were allocated.

     5.   The Notes were acquired at their nominal value of PLN 0.01 per Note.

     6. The only entity entitled to subscribe for series I and II notes was Netia Holdings Incentive Share Company Limited, with its seat in St. Helier Jersey (hereinafter the "Trustee"). All series I and II notes which the Trustee had subscribed for were allocated to the Trustee.

     7. The only entity entitled to subscribe for series III notes was CDM Pekao S.A. ("CDM"), acting as the full commitment underwriter under the agreement dated April 28, 2003. Following CDM's subscription for all series III notes, and Netia's allocation of series III notes to CDM, CDM acquired all offered series III notes. The price of series III notes was PLN 0.01 per Note.

     8. The total value of the subscription offer for the Notes was PLN 507,981.11.

     9. Within two weeks of the closing date of the subscription, Netia shall disclose the total cost of the subscription offer for the Notes and the average per-note cost thereof.

Each series I and II note entitles its holder to subscribe for two series J shares at PLN 2.53, provided that the first share may be subscribed for by April 30, 2005, and the second one by April 30, 2006. The redemption date of series I and II notes is April 30, 2006, and the redemption date of series III notes is December 31, 2007.

The purpose of the issue of series I and II notes is to facilitate the delivery of the Subscription Warrants, entitling their holders to subscribe for series J shares at PLN 2.53 by April 30, 2005, or April 30, 2006, as the case may be, to the persons who held Netia's shares on December 22, 2002. The issue of series III shares is aimed at facilitating the implementation of Netia stock option plan adopted by Netia's Supervisory Board on June 28, 2002, as amended.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003 and its Current Report on Form 6-K filed with the Commission on April 24, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

FOR IMMEDIATE RELEASE
---------------------


                                    Contact:   Anna Kuchnio (IR)
                                               +48-22-330-2061
                                               Jolanta Ciesielska (Media)
                                               +48-22-330-2407
                                               Netia
                                               -or-
                                               Mark Walter
                                               Taylor Rafferty, London
                                               +44-(0)20-793 6-0400
                                               -or-
                                               Abbas Qasim
                                               Taylor Rafferty, New York
                                               212-889-4350


NETIA COMMENCES DISTRIBUTION PROCESS FOR WARRANTS
-------------------------------------------------

WARSAW, Poland - April 30, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services today announced that, as contemplated by the Restructuring Agreement (the "Restructuring Agreement") entered into on March 5, 2002, among it, an ad hoc committee of its noteholders, certain financial creditors, Telia AB and certain entities controlled by Warburg, Pincus & Co., it issued, as part of the final stages of the company's financial restructuring, notes, each with the right to subscribe for its series J shares, which rights will be detached from the notes in the form of warrants.

Up to an aggregate amount of 64,848,652 warrants detached from the issued notes are to be distributed by May 20, 2003 to Netia's shareholders as of December 22, 2002, each one of which will entitle the holder thereof to exercise such warrant for one series J share of Netia. Half of these warrants will entitle their holders to subscribe for such shares by April 30, 2005 and the remaining half will entitle their holders to subscribe for such shares by April 30, 2006. The exercise price for each Warrant will be PLN 2.53.

The notes will not give rise to substantial long- or medium-term indebtedness of Netia and have been issued solely in order to provide a means of distributing the Warrants.

U.S. persons will be restricted both as to transfers of the Warrants and as to exercising the Warrants for Netia shares. Under the terms of the Deposit Agreement governing Netia's American Depositary Receipt facility, we expect that persons holding ADSs under that facility will not receive Warrants. It is expected that cash proceeds from sales, if any, of Warrants would be distributed by the depositary to holders of ADSs in accordance with the terms of the deposit agreement. It is also expected that the depositary will set a record date for holders of ADSs who will be entitled to receive proceeds from the sales, if any, of the Warrants.

In addition, as contemplated by the Restructuring Agreement, Netia issued 18,373,785 notes entitling their holders to subscribe for the company's series K shares under its incentive stock option plan. Subscriptions for the series K shares will be possible following the distribution of the Warrants and until December 31, 2007. Under the stock option plan, options may only be granted until December 31, 2004 and all options expire on December 20, 2007. It is currently intended that persons receiving options may only exercise one-third of the amount received in the first year after receipt, one-third in the second year after receipt and one-third in the third year after receipt but the supervisory board may decide to change this. Currently, options granted under the stock option plan represent 3.09% of Netia's share capital and may be exercised at PLN 2.53. The total number of series K shares that may be issued under the stock option plan will not exceed 5% of Netia's post-restructuring share capital. Netia's supervisory board has been vested with the right to take individual decisions regarding the participation in the stock option plan, the granting of stock options, terms of the exercise, exercise periods, the conditions or circumstances of the termination of stock options, the method of calculation and the form of receipt of gains accrued on the stock options. The stock option plan was adopted in June 2002 and supplemented in April, 2003.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003 and its Current Report on Form 6-K filed with the Commission on April 24, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

FOR IMMEDIATE RELEASE
---------------------

                                          Contact:   Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     - or -
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44-(0)20-7936-0400
                                                     - or -
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     212-889-4350


NETIA HOLDINGS S.A. REPORTS 2003 FIRST QUARTER RESULTS
------------------------------------------------------

WARSAW, Poland - May 6, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced unaudited consolidated financial results for the first quarter 2003.


FINANCIAL HIGHLIGHTS:
---------------------

>> REVENUES for Q1 2003 were PLN 161.3m (US$39.8m), a year-on-year increase of 9%.

>> EBITDA for Q1 2003 was PLN 43.6m (US$10.8m), representing an EBITDA margin of 27% and a year-on-year increase of 45%.

>> NET LOSS was PLN 80.3m (US$19.8m), a year-on-year decrease of 67% achieved due to improved operating results and lower financial expense following the financial restructuring. The main item affecting the net loss was PLN 41.2m (US$10.2m) of non-cash one-time write-off of 2002 Notes issuance costs, following their earlier redemption.

>> FOLLOWING THE EARLIER REDEMPTION OF NETIA'S 2002 NOTES on March 24, 2003, Netia has only PLN 5.3m or US$1.3m (at present value of future payments) of long-term outstanding restructuring liabilities, payable between 2007 and 2012.

>> CASH at March 31, 2003 was PLN 172.4m (US$42.6m), including restricted cash and cash equivalents of PLN 61.5m (US$15.2m).


OPERATIONAL HIGHLIGHTS:
-----------------------

>> SUBSCRIBER LINES (net of churn and disconnections) increased to 345,447 at March 31, 2003 from 341,160 at December 31, 2002, a year-on-year increase of 1%.

>> BUSINESS CUSTOMER LINES increased to 108,603, a year-on-year increase of 8%. Subscriber lines for our business segment amounted to 31% of total subscriber lines while revenues from business customers accounted for 57% of telecom revenues in Q1 2003.

>> SALES OF TELECOMMUNICATIONS PRODUCTS OTHER THAT TRADITIONAL DIRECT VOICE (such as indirect voice, data transmission, interconnection, wholesale and other telecom services) increased their share in total revenues from telecom services to 23% or PLN 35.9m (US$9.0m) from 10% in Q1 2002.

>> AVERAGE REVENUE PER LINE decreased by 4% to PLN 119 (US$29) in Q1 2003, compared to PLN 124 in Q1 2002 as a result of a decrease in tariffs, which to some extent was offset by the favorable product mix shift within telecom revenues mentioned above.

>> NEW, MORE COMPETITIVE TARIFF PLANS FOR INTERNATIONAL LONG-DISTANCE AND DOMESTIC LONG-DISTANCE CALLS were introduced on January 2, 2003 and April 1, 2003, respectively.

>> HEADCOUNT decreased to 1,283 at March 31, 2003 from 1,362 at March 31, 2002 as a result of efficiency measures.

>> NETIA ACQUIRED TDC INTERNET POLSKA S.A., a Polish Internet service provider, in April 2003.

WOJCIECH MADALSKI, NETIA'S PRESIDENT AND CHIEF EXECUTIVE OFFICER, commented:
"Successful sales and marketing efforts on top of our now healthy financing structure combined to produce a considerable improvement in first quarter results. We have reduced churn rates, successfully reversing the negative trend in the number of subscriber lines. EBITDA increased 45% year-on-year, while net loss decreased by 67%. Netia is on course for solid financial performance and now has a strong base from which to pursue the ambitious objectives of our strategic plan currently being developed.

"We are pleased with the strong customer take-up of products other than traditional direct voice. A growing portion of Netia's revenues is coming from advanced telecommunications solutions to business customers including data transmission, Internet and wholesale services. The acquisition of TDC Internet Polska S.A. will reinforce our strategic focus on offering sophisticated products to increasingly demanding business customers."




ZBIGNIEW (POUND)APINSKI, CHIEF FINANCIAL OFFICER OF NETIA, added: "Revenue from telecom services grew 11% in the quarter compared to the first quarter 2002. Lower tariffs produced a decline in ARPU, but this was offset by 8% growth in business customer lines and increased sales of other than traditional direct voice telecommunications products. EBITDA margin reached a healthy 27% thanks to cost controls, while net loss decreased to PLN 80 million from PLN 245 million in the first quarter 2002 due to lower financial expense following the successful restructuring.

"Distribution of warrants due in second half of May 2003 will complete the process of Netia's financial restructuring. Following the redemption of EUR 49.9 million of notes, Netia is free of interest-bearing long-term debt. I am also pleased to confirm that the Netia Group is well advanced in the process of its internal consolidation. We expect the process of merging most of the operating subsidiaries into the parent company to conclude early next year.

"Lastly, this quarter we have introduced a more detailed financial reporting format. This will provide investors with greater transparency and make Netia's performance easier to analyze."

RESTRUCTURING AND OTHER HIGHLIGHTS:
-----------------------------------

>> PRINCIPAL GUIDING DIRECTIVES FOR FINALIZATION OF NETIA'S FIVE-YEAR STRATEGIC PLAN were adopted by Netia's Supervisory Board on April 10, 2003. Netia intends to present the outlines of the strategic plan in late May, following its approval by the Supervisory Board.

>> THE RESTRUCTURING AGREEMENT relating to Netia's debt restructuring, entered into by Netia, TeliaSonera AB, certain companies controlled by Warburg Pincus & Co., certain financial creditors and the ad hoc committee of noteholders on March 5, 2002 (the "Restructuring Agreement"), continues to be implemented. Pursuant to the Restructuring Agreement, the following milestones have been achieved:

        - ALL NECESSARY SHARE, WARRANT AND NOTES ISSUANCES in Netia's restructuring have been approved by its shareholders. On December 2, 2002, Netia published its Polish prospectus relating to the issuance and registration of new shares (series H, J and K shares) and notes pursuant to the Restructuring Agreement.

        - 312,626,040 SERIES H SHARES at the price of PLN 1.0826241 per share were allocated to those creditors who opted to subscribe for them in accordance with the agreed terms of Netia's restructuring on December 23, 2002. The series H shares represent approximately 91% of Netia's share capital. Following the registration of the capital increase on January 30, 2003, Netia has share capital of PLN 344,045,212 (344,045,212 shares issued and outstanding at PLN 1 par value per share). Series H shares commenced trading on the Warsaw Stock Exchange (separately from Netia's other series of shares and under the ticker "NET2") on February 13, 2003.

        - EUR 49.9M IN AGGREGATE PRINCIPAL AMOUNT OF 10% SENIOR SECURED NOTES DUE 2008 (the "2002 Notes") were issued in exchange for the outstanding notes of Netia Holdings B.V. and Netia Holdings II B.V. and obligations from swap transactions entered into by Netia Holdings III B.V. on December 23, 2002, in accordance with the agreed terms of the restructuring and the composition plans for each of Netia's Dutch subsidiaries. On March 24, 2003, Netia redeemed the 2002 Notes. Because of this redemption, Netia is free of interest-bearing long-term debt.

        - DISTRIBUTION OF WARRANTS. Strike price for warrants to acquire shares representing 15% of Netia's post-restructuring share capital (series J shares), established based on the mechanism agreed within the Restructuring Agreement, was approved by Netia's Supervisory Board at PLN 2.53. The warrants will be distributed to the holders of record of Netia's shares as of December 22, 2002. Polish Securities and Exchange Commission approved on April 22, 2003 amendments to Netia's Polish prospectus restricting the warrants with respect to the U.S. persons. On April 29, 2003 Netia issued notes in order to facilitate distribution of warrants to be completed in the second half of May 2003.

        - OPTIONS TO ACQUIRE SERIES K SHARES representing 3.09% of Netia's share capital were allocated by Netia's Supervisory Board under a key employee stock option plan on April 10, 2003. In accordance with the Restructuring Agreement, up to 5% of the post-restructuring share capital, excluding shares to be issued upon exercise of the warrants related to series J shares, will be issued under this stock option plan. The exercise price for granted options was set at PLN 2.53.

The issuance of warrants for series J and issuance of series K shares will complete the restructuring process.

>> CHANGES WITHIN NETIA'S SUPERVISORY BOARD. Effective February 20, 2003 Netia's Supervisory Board is composed of the following 7 members:
        Nicholas N. Cournoyer (Chairman of the Supervisory Board), Jaros(3)aw Bauc, Morgan Ekberg, Richard James Moon, Andrzej Radziminski, Ewa Maria Robertson and Andrzej Micha(3) Wiercinski.

>> CHANGES WITHIN NETIA'S MANAGEMENT BOARD. Effective April 10, 2003 Netia's Management Board is composed of the following four members:
        Wojciech Madalski (President and CEO), Elizabeth McElroy (Chief Commercial Officer), Zbigniew (pound)apinski (Chief Financial Officer) and Mariusz Piwowarczyk (Chief Technology Officer).

>> PAYMENTS PURSUANT TO RESIGNATION OF MANAGEMENT BOARD MEMBERS. Compensation and other costs (including consulting agreements) associated with members of Netia' various management boards during Q1 2003 amounted to PLN 7.6m (US$1.9m). This compensation includes termination benefits paid to members of the Management Board pursuant to their resignation.

>> NETIA'S SUBSIDIARY WAS REIMBURSED VAT PAID IN PRIOR YEARS of PLN 4.5 m (US$1.1m) pursuant to a decision of Tax Office dated April 17, 2003.

>> LICENSE FEE PAYMENTS RELATED TO NETIA'S DOMESTIC LONG-DISTANCE LICENSE, amounting approximately to PLN 9.2m (US$2.3m), were made on April 18, 2003.

>> OUTSTANDING LICENSE FEE OBLIGATIONS RELATED TO NETIA'S LOCAL LICENSES (in nominal terms) amounted to approximately PLN 402.6m (US$99.4m) at March 31, 2003. Following the changes introduced into the Polish telecommunications law in December 2002, Netia has filed for canceling all outstanding local license fees based on capital expenditures it has already incurred. The Minister of Infrastructure's decision on this issue is expected by end-June 2003.

>> U.S. BANKRUPTCY COURT GAVE FULL FORCE AND EFFECT IN THE UNITED STATES TO NETIA'S ARRANGEMENT AND COMPOSITION PLANS ratified earlier by Polish and Dutch courts, respectively, in an order dated March 7, 2003. The court also ordered the turnover to Netia of US$15.2m that Netia set aside to fund certain interest payments under its 13.75% Senior Notes due 2010, following the completion of the final step of Netia's restructuring, which requires the issuance of warrants to pre-restructuring shareholders.

>> NETIA'S SERIES H SHARES (TICKER: NET2) WERE INCLUDED INTO THE WIG20 INDEX, following the annual review of the indices performed on March 21, 2003 by the Warsaw Stock Exchange. The WIG20 Index comprises shares of twenty of the largest companies listed on the primary market of the Warsaw Stock Exchange. Companies are selected based on their market capitalization and market turnover.



CONSOLIDATED FINANCIAL INFORMATION

Please note that due to the changes in presentation format introduced as of January 1, 2003 and related reclassification of interconnection charges and revenues as well as part of voice termination charges and revenues (previously shown net), the revenues and operating costs figures for periods ended through December 31, 2002 were adjusted accordingly to reflect these changes and therefore vary from the figures reported previously. In addition, ARPUs presented in this release are given for a relevant three-month period as opposed to figures for a last month in a period reported previously. Please also see our condensed consolidated financial statements for the three-month period ended 31 March, 2003.

Q1 2003 VS. Q1 2002

REVENUES increased by 9% to PLN 161.3m (US$39.8m) for Q1 2003 compared to PLN 148.3m for Q1 2002.

REVENUES FROM TELECOMMUNICATIONS SERVICES increased by 11% to PLN 158.8m (US$39.2m) from PLN 142.5m in Q1 2002. The increase was primarily attributable to an increase in the number of business lines and an increase in business mix of lines as well as expansion of other than traditional direct voice products, such as indirect voice, data transmission, interconnection, wholesale and other telecom services. The share of revenues from these products increased to 23% of total revenues from telecommunications services in Q1 2003 as compared to 10% in Q1 2002. In particular, revenues from wholesale services increased between these periods by 261% to PLN 11.2m (US$2.8m) in Q1 2003 from PLN 3.1m in Q1 2002 while revenues from indirect voice services increased by 179% to PLN 13.4m (US$3.3m) in Q1 2003 from PLN 4.8m in Q1 2002.

EBITDA increased by 45% to PLN 43.6m (US$ 10.8m) for Q1 2003 from PLN 30.1m for Q1 2002. EBITDA margin increased to 27.0% from 20.3%. This increase was achieved due to increases in revenues from higher margin products as well as a continuous effort to optimize the level of operating costs.

INTERCONNECTION CHARGES were PLN 31.0m (US$7.7m) for Q1 2003 as compared to PLN 31.1m for Q1 2002. Interconnection charges remained at a stable level in spite of an increase in the traffic and related interconnection charges from provision of indirect voice services driven by an increased proportion of traffic carried through Netia's backbone network and lower interconnection rates on fixed-to-mobile and international long-distance calls.

OTHER OPERATING EXPENSES decreased by 1% to PLN 86.7m (US$21.4m) for Q1 2003, from PLN 87.1m for Q1 2002. Other operating expenses represented 54% of total revenues for Q1 2003, compared to 59% for Q1 2002, and are constituted primarily of salaries and benefits as well as legal and financial services.

DEPRECIATION OF FIXED ASSETS remained at a stable level amounting to PLN 48.9m (US$12.1m) compared to PLN 48.8m for Q1 2002, as the construction stage of additional parts of the network was completed.

AMORTIZATION OF INTANGIBLE ASSETS increased by 11% to PLN 20.2m (US$5.0m) from PLN 18.3m for Q1 2002 due to an increased level of amortization costs associated with our information technology systems.

NET FINANCIAL EXPENSES decreased to PLN 54.5m (US$13.5m) for Q1 2003 from PLN 207.7m in Q1 2002, due primarily to the successful financial restructuring and debt-for-equity swap which resulted in, among other things, the elimination of obligations under notes issued by Netia in the past. In addition, the net financial expenses for Q1 2003 included the one-time write-off in the amount to PLN 41.2m (US$10.2m) related to unamortized part of the 2002 Notes issuance costs, following their earlier redemption.

NET LOSS decreased by 67% to PLN 80.3m (US$19.8m), compared to a net loss of PLN 245.4m for Q1 2002. The decrease in net loss between these periods was mainly attributable to an improvement in operating results and decrease in the net financial expenses mentioned above.

NET CASH USED FOR THE PURCHASE OF FIXED ASSETS AND COMPUTER SOFTWARE decreased by 60% to PLN 37.3m (US$9.2m) in Q1 2003 from PLN 92.1m in Q1 2002, in accordance with the revised business plan approved in late 2001, aimed at preserving cash. At the same time, PLN 199.3m (US$49.2m) deposited in Q4 2002 in a restricted account as temporary security for obligations arising under the 2002 Notes was released. As a result, cash provided by investing activities amounted to PLN 162.0m (US$40.0m) in Q1 2003 as compared to cash usage of PLN 92.1m in Q1 2002.

CASH AND CASH EQUIVALENTS at March 31, 2003 amounting to PLN 110.9m (US$27.4m) were available to fund Netia's operations. Netia also had a deposit in a restricted account of PLN 61.5m (US$15.2m) as of March 31, 2003, which will be released to Netia upon issuance of the warrants contemplated in the Restructuring Agreement.


Q1 2003 VS. Q4 2002

REVENUES increased by 3% to PLN 161.3m (US$39.8m) for Q1 2003 compared to PLN 156.9m for Q4 2002. This increase was attributable mainly to a 21% increase in revenues from telecommunications products other than traditional direct voice to PLN 36.3m (US$9.0m) in Q1 2003 from PLN 30.0m in Q4 2002 partially offset by a 1% decrease in direct voice revenues to PLN 122.5m (US$30.2m) for Q1 2003 from PLN 124.2m in Q4.

EBITDA / ADJUSTED EBITDA increased by 28% to PLN 43.6 (US$10.8m) for Q1 2003 from PLN 34.2m in Q4 2002. EBITDA margin increased to 27.0% for Q1 2003 from adjusted EBITDA margin of 21.8% for Q4 2002. The increase in EBITDA and growth of margin mentioned above was mainly associated with a decrease in salaries and benefits and lower costs of rented lines and network maintenance.

NET LOSS amounted to PLN 80.3m (US$19.8m) in Q1 2003, compared to a net profit of PLN 148.6m in Q4 2002. The change was mainly due to net financial income recorded in Q4 2002 that was associated with the reversal of interest expenses of PLN 177.4m following successful financial restructuring and ratification of Netia's Dutch composition plans. In addition, the net financial expenses for Q1 2003 included the one-time write-off in the amount to PLN 41.2m (US$10.2m) related to unamortized part of the 2002 Notes issuance costs, following their earlier redemption.


OPERATIONAL REVIEW

CONNECTED LINES at March 31, 2003 amounted to 501,512. This number is net of:
(i) a decrease in equivalent of lines by approximately 4,000 connected lines arising from the reconfiguration of the radio-access system recorded in Q4 2002
(ii) provision for impairment of 27,350 connected lines recorded in Q3 2002, and
(iii) the write-off of 70,200 connected lines in Q3 2001.

SUBSCRIBER LINES IN SERVICE increased by 1% to 345,447 at March 31, 2003 from 342,288 at March 31, 2002 and by 1% from 341,160 at December 31, 2002. The number of subscriber lines is net of customer voluntary churn and disconnections by Netia of defaulting payers, which amounted to 8,196 and 1,683, respectively, for Q1 2003. The total churn of 9,879 subscriber lines recorded in Q1 2003, mostly due to the deterioration of Polish economic conditions, which continue to affect our customers, and customers moving outside the coverage of Netia's network, was down from 12,985 subscriber lines in Q4 2002 and from 14,444 subscriber lines in Q1 2002.

BUSINESS LINES AS A PERCENTAGE OF TOTAL SUBSCRIBER LINES reached 31.4%, up from 29.4% at March 31, 2002 and 31.0% at December 31, 2002, reflecting the intensified focus on the corporate and SME market segments. Business customers accounted for 69% of net additions in the quarter. Revenues from business customers accounted for 57% of telecommunications revenues for Q1 2003.

BUSINESS CUSTOMER LINES IN SERVICE increased by 8% to 108,603 at March 31, 2002 from 100,563 at March 31, 2002 and by 3% from 105,638 at December 31, 2002.

AVERAGE MONTHLY REVENUE PER BUSINESS LINE amounted to PLN 215 (US$53) for Q1 2003, representing a 12% decrease from PLN 243 for Q1 2002 and a 3% decrease from PLN 222 for Q4 2002.

AVERAGE MONTHLY REVENUE PER RESIDENTIAL LINE amounted to PLN 73 (US$18) for Q1 2003, representing a 3% decrease from PLN 75 for Q1 2002 and a 3% decrease from PLN 75 for Q4 2002.

AVERAGE MONTHLY REVENUE PER LINE amounted to PLN 119 (US$29) for Q1 2003, representing a 4% decrease from PLN 124 in Q1 2002 and a 2% decrease from PLN 121 in Q4 2002. Decreasing ARPUs for both residential and business lines reflect continued overall telecom tariff reduction trends.

TDC INTERNET POLSKA S.A. ("TDC IP"), A POLISH INTERNET SERVICE PROVIDER, WAS THE SUBJECT OF AN AGREED-UPON ACQUISITION BY NETIA from TDC Internet A/S in April 2003. TDC IP's service offering includes fixed-access Internet, hosting and IP VPN services. With this acquisition Netia expects to complement its current product portfolio and expand the business customer base.

PREMIUM RATE SERVICES (0-708) were introduced by Netia on April 1, 2003, adding to the portfolio of intelligent network services (free-phone and split-charge) offered since February 2002.

THE INTEGRATED CUSTOMER RELATIONSHIP MANAGEMENT ("CRM") SYSTEM was fully implemented in April 2003, being the first solution of any Polish telecommunications operator that fully integrates contact and account management with operations support and billing. This new initiative has been designed to increase Netia customers' satisfaction while further reducing operating costs.

PRODUCT PORTFOLIO OF NETIA'S INDIRECT SERVICES offered through Netia's prefix
(1055) was extended to international long-distance calls carried on standard links in January 2003 and currently includes domestic long distance, fixed-to-mobile and international long-distance services.

HEADCOUNT at March 31, 2003 was 1,283, compared to 1,362 at March 31, 2002 and 1,289 at December 31, 2002.

THE NUMBER OF ACTIVE LINES IN SERVICE PER EMPLOYEE increased by 10% to an average of 275 in Q1 2003, from 249 in Q1 2002.

MONTHLY AVERAGE TELECOMMUNICATIONS REVENUE PER EMPLOYEE increased by 23% to PLN 42,298 (US$10,441) in Q1 2003 from PLN 34,357 in Q1 2002.

OUTSTANDING LICENSE FEE OBLIGATIONS RELATED TO NETIA'S LOCAL LICENSES amounted to approximately PLN 402.6m (US$99.4m) (in nominal terms) at March 31, 2003. In December 2002, changes were introduced into the Polish telecommunications law that provided for cancellation of license fee obligations in exchange for investments in the telecommunications infrastructure or their conversion for the shares or debt of companies with outstanding license fees. Netia has filed for cancellation of all outstanding local license fees based on capital expenditures it has already incurred. The Minister of Infrastructure's decision on this issue is expected by the end of June 2003. Netia is awaiting ultimate and formal resolution of the application by the authorities before determining appropriate accounting for license fee obligations. Furthermore, in connection with an on-going internal consolidation of the Netia group by merging most of operating subsidiaries into the parent company, Netia plans to write-off its telecommunication licenses.

 KEY FIGURES
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
PLN'000                                          1Q03            4Q02            3Q02           2Q02            1Q02
---------------------------------------------------------------------------------------------------------------------
Revenues **                                   161,304         156,822         154,829        153,081         148,260
y-o-y % change                                   8.8%            6.9%           11.8%          12.7%           19.2%
EBITDA / Adjusted EBITDA **                    43,602          34,197          48,689         42,249          30,090
Margin %                                        27.0%           21.8%           31.4%          27.6%           20.3%
y-o-y change %                                  44.9%           16.9%          173.9%         164.5%           98.6%
EBIT                                         (25,537)        (68,131)       (133,136)       (24,567)        (36,974)
Margin %                                      (15.8%)         (43.4%)         (86.0%)        (16.0%)         (24.9%)
Net profit / (loss)                          (80,258)         148,576       (328,131)      (250,010)       (245,407)

Total debt                                          -       (161,756)     (3,702,559)    (3,622,000)     (3,501,988)
Cash and cash equivalents                     110,855         132,465         374,100        364,937         389,199
Capex                                        (37,311)        (49,477)        (56,299)       (72,710)        (92,062)

US$'000 *                                        1Q03            4Q02            3Q02           2Q02            1Q02
---------------------------------------------------------------------------------------------------------------------
Revenues **                                    39,816          38,710          38,218         37,787          36,595
y-o-y % change                                   8.8%            6.9%           11.8%          12.7%           19.2%
EBITDA / Adjusted EBITDA **                    10,763           8,441          12,018          9,935           7,427
Margin %                                        27.0%           21.8%           31.4%          27.6%           20.3%
y-o-y change %                                  44.9%           16.9%          173.9%         164.5%           98.6%
EBIT                                          (6,304)        (16,817)        (32,863)        (6,064)         (9,127)
Margin %                                       (15.8)         (43.4%)         (86.0%)        (16.0%)         (24.9%)
Net profit / (loss)                          (19,811)          36,675        (80,969)       (61,713)        (60,578)

Total debt                                          -        (39,928)       (913,941)      (894,056)       (864,432)
Cash and cash equivalents                      27,363          32,698          92,343         90,081          96,070
Capex                                         (9,210)        (12,213)        (13,897)       (17,948)        (22,725)





* The US$ amounts shown in this table and in the entire document have been translated using an exchange rate of PLN 4.0512 = US$1.00, the average rate announced by the National Bank of Poland at March 31, 2003. These figures are included for the convenience of the reader only.

** Please note that due to the changes of presentation format introduced as of January 1, 2003 and related reclassification of interconnection charges and revenues as well as part of voice termination charges and revenues (previously shown net), the revenues and operating costs figures for periods ended through December 31, 2002 were adjusted accordingly to reflect these changes and therefore vary from the figures reported previously.

-----------------------------------------------------------------------------------------------------------------------------------
KEY OPERATIONAL INDICATORS
-----------------------------------------------------------------------------------------------------------------------------------
                                                                     1Q03         4Q02**          3Q02*          2Q02         1Q02
-----------------------------------------------------------------------------------------------------------------------------------
NETWORK DATA
Backbone (km)                                                       3,840          3,840          3,580         3,320        3,300
Number of connected lines (cumulative)                            501,512        500,552        503,358       529,658      527,562


SUBSCRIBER DATA (WITH REGARD TO DIRECT VOICE SERVICES)
Subscriber lines (cumulative)                                     345,447        341,160        340,232       342,145      342,288
     Incl. ISDN equivalent of lines                                56,510         53,288         50,886        49,262       47,644
Total net additions                                                 4,287            928        (1,913)         (143)      (1,514)
Business net additions                                              2,965          2,429          1,212         1,434        2,569
Business subscriber lines (cumulative)                            108,603        105,638        103,209       101,997      100,563
Business mix of total subscriber lines (cumulative)                 31.4%          31.0%          30.3%         29.8%        29.4%

ARPU (PLN) ^                                                          119            121            121           124          124
ARPU per business line (PLN) ^                                        215            222            232           236          243
ARPU per residential line (PLN) ^                                      73             75             73            75           75

Churn                                                               9,879         12,985         13,598        10,107       14,444
     Disconnections of defaulting payers originated by Netia        1,683          5,279          5,341         5,910        7,299
     Voluntary churn                                                8,196          7,706          8,257         4,197        7,145

OTHERS
Headcount                                                           1,283          1,289          1,283         1,323        1,362


^ ARPUs presented in this report are given for a relevant three-month period as opposed to figures for a last month in a period reported previously.

* The number of connected lines reported for Q3 2002 has been recalculated in order to reflect the impairment of 27,350 lines due to the future limited utilization of certain existing parts of Netia's local access network.

** The number of connected lines reported for Q4 2002 has been recalculated in order to reflect the reconfiguration of the radio-access system by approximately 4,000 connected lines.



                               (Tables to Follow)

 ------------------------------------------------------------------------------------------------------------------
 INCOME STATEMENT (ACCORDING TO IAS), unaudited
 ------------------------------------------------------------------------------------------------------------------

 (PLN in thousands unless otherwise stated)
 TIME PERIODS:                                                        1Q03                 1Q02             4Q02
 ------------------------------------------------------------------------------------------------------------------
 Telecommunications revenue

 DIRECT VOICE                                                        122,500              127,686          124,196
                                                                     -------              -------          -------
 >>         installation fees                                            269                  352              189
 >>         monthly charges                                           30,618               31,868           31,428
 >>         calling charges                                           91,613               95,466           92,579
            -      local  calls                                       31,308               33,743           31,251
            -      domestic long-distance calls                       18,563               17,817           17,888
            -      international long-distance calls                   7,106                8,473            7,780
            -      fixed-to-mobile calls                              28,532               28,921           29,018
            -      other                                               6,104                6,512            6,642
        Indirect Voice                                                13,362                4,773           11,868
        --------------                                                ------                -----           ------
        Data                                                           7,490                4,125            5,902
        ----                                                           -----                -----            -----
        Interconnection revenues                                       1,451                1,700            1,485
        ------------------------                                       -----                -----            -----
        Wholesale services                                            11,178                3,143            6,934
        ------------------                                            ------                -----            -----
        Other telecommunications revenues                              2,801                1,030            3,854
        ---------------------------------                              -----                -----            -----
 TOTAL TELECOMMUNICATIONS REVENUE                                    158,782              142,457          154,239
 Other revenue                                                         2,522                5,803            2,583
 TOTAL REVENUES                                                      161,304              148,260          156,822

 Interconnection charges                                            (31,021)             (31,082)         (30,759)
 Salaries & benefits                                                (29,251)             (35,106)         (33,565)
 Legal & financial services                                         (19,062)             (18,123)         (17,568)
 Cost of rented lines & network maintenance                          (8,306)             (14,210)         (15,662)
 Sales & marketing                                                   (7,833)              (2,981)         (10,074)
 Other operating expenses                                           (22,229)             (16,668)         (14,997)
 EBITDA / ADJUSTED EBITDA                                             43,602               30,090           34,197
 MARGIN (%)                                                            27.0%                20.3%            21.8%

 Depreciation of fixed assets                                       (48,899)             (48,774)         (42,443)
 Amortization of intangible assets                                  (20,240)             (18,290)         (19,221)
 Impairment provision for long-term assets                                 -                    -         (40,664)
 EBIT                                                               (25,537)             (36,974)         (68,131)
 MARGIN (%)                                                          (15.8%)              (24.9%)          (43.4%)

 Net financial (expenses) / income                                  (54,493)            (207,677)          216,827
 (LOSS) / PROFIT BEFORE TAX                                         (80,030)            (244,651)          148,696

 Tax (charges) / benefits                                              (148)                (651)              315
 Minority share in profit of subsidiaries                               (80)                (105)            (435)
 NET LOSS / PROFIT                                                  (80,258)            (245,407)          148,576
 MARGIN (%)                                                          (49.8%)             (165.5%)            94.7%

 (Loss) / Profit  per share (not in thousands)                        (0.23)               (7.96)             2.56
 Weighted average number of shares outstanding (not in
 thousands)                                                      343,576,564           30,817,291       58,135,397


---------------------------------------------------------------------------------------------------------------------------
NOTE TO FINANCIAL EXPENSES
---------------------------------------------------------------------------------------------------------------------------

(PLN in thousands unless otherwise stated)
TIME PERIODS:                                                                   1Q03                1Q02              4Q02
---------------------------------------------------------------------------------------------------------------------------
Net interest (expense) / income                                              (1,881)           (104,348)            90,810
Net foreign exchange (losses) / gains                                       (10,050)           (103,329)           126,144
Write-off of notes issuance costs due to redemption of notes                (41,161)                   -                 -
Amortization of discount on installment obligations                            (136)                   -                 -
Amortization of notes issuance costs                                         (1,265)                   -             (127)


---------------------------------------------------------------------------------------------------------------------------
EBITDA / ADJUSTED EBITDA RECONCILIATION TO LOSS FROM OPERATIONS
---------------------------------------------------------------------------------------------------------------------------

(PLN in thousands unless otherwise stated)
TIME PERIODS:                                                                   1Q03                1Q02              4Q02
---------------------------------------------------------------------------------------------------------------------------


LOSS FROM OPERATIONS                                                        (25,537)            (36,974)          (68,131)
Add back:
       Depreciation of fixed assets                                           48,899              48,774            42,443
       Amortization of intangible assets                                      20,240              18,290            19,221
       Impairment provision for long term assets                                   -                   -            40,664

EBITDA / ADJUSTED EBITDA                                                      43,602              30,090            34,197


    --------------------------------------------------------------------------------------------------------------------
    BALANCE SHEET (ACCORDING TO IAS, unaudited)
    (PLN in thousands unless otherwise stated)
    --------------------------------------------------------------------------------------------------------------------

    TIME PERIODS                                                      MARCH 31, 2003                  DECEMBER 31, 2002
    --------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                                110,855                            132,465
    Restricted investments, cash and cash equivalents                         61,534                            254,211
    Accounts receivable
         Trade, net                                                          103,451                             87,067
         Government value added tax                                            7,311                              2,374
         Other                                                                 4,823                              8,147
    Inventories                                                                1,329                                854
    Prepaid expenses                                                          14,527                              8,260
    TOTAL CURRENT ASSETS                                                     303,830                            493,378

    Investments                                                                  834                              1,663
    Fixed assets, net                                                      2,217,781                          2,245,917
    Licenses, net                                                            625,264                            639,176
    Computer software, net                                                   111,258                            112,685
    Other long-term assets                                                        95                                  -
    TOTAL NON-CURRENT ASSETS                                               2,955,232                          2,999,441

    TOTAL ASSETS                                                           3,259,062                          3,492,819

    Short term liabilities for licenses                                      231,586                            211,247
    Accounts payable and accruals
         Trade                                                                55,647                             89,864
         Accruals and other                                                   99,716                             85,805
    Deferred income                                                            8,537                              6,956
    TOTAL CURRENT LIABILITIES                                                395,486                            393,872

    Long term debt                                                                 -                            161,756
    Long term liabilities for licenses                                       118,689                            112,260
    Long term installment obligations                                          5,276                              5,141
    TOTAL NON-CURRENT LIABILITIES                                            123,965                            279,157

    Minority interest                                                         17,578                             17,499

    Share capital                                                            344,046                            203,285
    Share premium                                                          1,885,730                          1,713,865
    Treasury shares                                                          (2,812)                            (2,812)
    Other reserves                                                         3,507,086                          3,819,712
    Accumulated deficit                                                  (3,012,017)                        (2,931,759)
    TOTAL SHAREHOLDERS' EQUITY                                             2,722,033                          2,802,291

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             3,259,062                          3,492,819


-----------------------------------------------------------------------------------------------------------------------
CASH FLOW STATEMENT (ACCORDING TO IAS), unaudited
-----------------------------------------------------------------------------------------------------------------------

(PLN in thousands unless otherwise stated)

TIME PERIODS:                                                                  1Q03                1Q02           4Q02
-----------------------------------------------------------------------------------------------------------------------
NET (LOSS) / PROFIT                                                        (80,258)           (245,407)        148,576

Adjustment to reconcile net loss to net cash provided by
  operating activities
Depreciation of fixed assets and amortization of goodwill,
  licenses and other intangible assets                                       69,139              67,064         61,664
Amortization of notes issuance costs                                          1,265                   -            127
Amortization of discount on installment obligations                             136                   -              -
Write-off of notes issuance costs                                            41,161                   -              -
Interest expense accrued on license liabilities                               2,125               4,969          6,705
Interest expense accrued on long term debt                                    1,127             102,995       (94,523)
Minority share in profits of subsidiaries                                        80                 105            435
Impairment provision for long term assets                                         -                   -         40,664
Increase in long-term assets                                                   (95)                   -              -
Other provisions                                                                886                   -              -
Foreign exchange losses / (gains)                                             9,055             103,788      (121,483)
Changes in working capital                                                 (20,449)             (3,490)          3,305
NET CASH PROVIDED BY OPERATING ACTIVITIES                                    24,172              30,024         45,773

Purchase of fixed assets and computer software                             (37,311)            (92,062)       (49,477)
Decrease / (increase) in restricted cash and cash equivalents               199,293                   -      (197,744)
NET CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES                       161,982            (92,062)      (247,221)

Redemption of notes                                                       (204,193)                   -              -
Payments related to restructuring                                           (4,475)            (20,487)       (33,655)
Payments for cancellation of swap transactions                                    -            (29,279)              -
NET CASH USED IN FINANCING ACTIVITIES                                     (208,668)            (49,766)       (33,655)

Effect of exchange rate change on cash and cash equivalents                     904              14,057        (6,532)

NET CHANGE IN CASH & CASH EQUIVALENTS                                      (21,610)            (97,747)      (241,635)

Cash & cash equivalents at the beginning of the period                      132,465             486,946        374,100

Cash & cash equivalents at the end of the period                            110,885             389,199        132,465


--------------------------------------------------------------------------------
DEFINITIONS
--------------------------------------------------------------------------------

ARPU                                  - average monthly revenue per direct
                                        voice line (business or residential)
                                        during the period; ARPU is obtained by
                                        dividing the amount of monthly revenues
                                        from direct voice services (excluding
                                        installation fees) by the average number of subscriber lines, in each case for the referenced period;

BACKBONE                              - a telecommunications network designed
                                        to carry the telecommunications traffic
                                        between the main junctions of the
                                        network;

CAPEX                                 - cash spending related to capital
                                        expenditures during the period;

CASH                                  - cash and cash equivalents at the end
                                        of period;

CHURN                                 - termination of direct voice services
                                        contracted by a subscriber, which was
                                        originated either by a subscriber
                                        (voluntary churn) or by Netia
                                        (disconnection of a defaulting payer);

CONNECTED LINE                        - a telecommunications line which was
                                        constructed, tested and connected to
                                        Netia's network/switching node and is
                                        ready for activation after signing an
                                        agreement for providing
                                        telecommunications services;

COST OF RENTED LINES & NETWORK
MAINTENANCE                           - cost of rentals of lines and
                                        telecommunications equipment, as well as maintenance, services and related expenses necessary to operate our network;

DATA REVENUES                         - revenues from provisioning Frame
                                        Relay, lease of lines and Internet
                                        fixed-access services;

DIRECT VOICE REVENUES                 - telecommunications revenues from voice
                                        services offered by Netia to its
                                        subscribers. Direct voice services
                                        include the following traffic fractions:
                                        local calls, domestic long-distance
                                        (DLD) calls, international long distance
                                        (ILD) calls, fixed-to-mobile calls and
                                        other services (incl. Internet dial-in,
                                        emergency calls, komertel and
                                        intelligent network services (0-80x and
                                        0-70x));

EBITDA /ADJUSTED EBITDA               - to supplement the reporting of our
                                        consolidated financial information under
                                        IAS, we will continue to present certain financial measures, including EBITDA. We define EBITDA as net income/(loss) as measured by IAS, adjusted for depreciation and amortization, net financial expense, income taxes, minority interest, share of losses of equity investments and other losses and gains on dilution. EBITDA for 2001 and 2002 has been further adjusted for impairment of goodwill, provisions for fixed assets, effects of default on long-term debt and cancellation of swap transactions and is therefore defined as Adjusted EBITDA. We believe EBITDA and related measures of cash flow from operating activities serve as useful supplementary financial indicators in measuring the operating performance of telecommunication companies. EBITDA is not an IAS measure and should not be considered as an alternative to IAS measures of net income/(loss) or as an indicator of operating performance or as a measure of cash flows from operations under IAS or as an indicator of liquidity. The presentation of EBITDA however enables investors to focus on period-over-period operating performance, without the impact of non-operational or non-recurring items. It is also among the primary indicators we use in planning and operating the business. You should note that EBITDA is not a uniform or standardized measure and the calculation of EBITDA, accordingly, may vary significantly from company to company, and by itself provides no grounds for comparison with other companies;

HEADCOUNT                             - full time employment equivalents;

INDIRECT VOICE REVENUES               - telecommunications revenues from the
                                        services offered through Netia's prefix
                                        (1055) to customers being subscribers of other operators. Indirect access services include the following traffic fractions: domestic long-distance (DLD) calls, international long distance (ILD) calls and fixed-to-mobile calls;

INTERCONNECTION CHARGES               - payments made by Netia to other
                                        operators for origination, termination
                                        or transfer of traffic using other
                                        operators' networks;

INTERCONNECTION REVENUES              - payments made by other operators to
                                        Netia for origination, termination or
                                        transfer of traffic using Netia's
                                        network;

LEGAL AND FINANCIAL SERVICES          - costs of taxes and fees, insurance as
                                        well as other financial services
                                        provided to Netia by third parties;

OTHER OPERATING EXPENSES              - include primarily costs of office and
                                        car maintenance, information technology
                                        services, costs of materials and energy, mailing services, bad debt expense and other provisions and external services;

OTHER TELECOMMUNICATIONS REVENUES     - revenues from provisioning Internet
                                        dial-in services for Netia's indirect
                                        customers (based on a call-back
                                        principle (provided currently) and an
                                        access number (0-20) (to be provided in
                                        the future)), Intelligent network
                                        services (0-80x and 0-70x), as well as
                                        other non-core revenues;

OTHER REVENUE                         - revenues from radio-trunking services
                                        provided by Netia's subsidiary, Uni-Net
                                        Sp. z o.o.;

SUBSCRIBER LINE                       - a connected line which became
                                        activated and generated revenue at the
                                        end of the period;

TOTAL DEBT                            - short-term and long-term interest
                                        bearing liabilities;

WHOLESALE SERVICES                    - revenues from providing commercial
                                        network services such as voice
                                        termination, incoming Voice over
                                        Internet Protocol (VoIP), telehousing
                                        and collocation as well as
                                        backbone-based services.



Netia management will hold a conference call tomorrow, Wednesday, May 7, to review the results at 3:00 PM (UK) / 4:00 PM (Continent) / 10:00 AM (Eastern). To register for the call and obtain dial in numbers please contact Mark Walter at Taylor Rafferty London on +44 (0) 20 7936 0400 or Abbas Qasim at Taylor Rafferty New York on 212 889 4350.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003 and its Current Report on Form 6-K filed with the Commission on April 24, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           Date:  May 7, 2003



                                           NETIA HOLDINGS S.A.

                                           By: /S/ WOJCIECH MADALSKI
                                               ---------------------------------
                                               Name: Wojciech Madalski
                                               Title: President of the Company




                                           By: /S/ ZBIGNIEW LAPINSKI
                                               ---------------------------------
                                               Name: Zbigniew Lapinski
                                               Title: Chief Financial Officer